Exhibit 99.23


MM Companies, Inc. Responds to Liquid Audio, Inc. Lawsuit


NEW YORK, Aug. 22 /PRNewswire-FirstCall/ -- The following was issued today by MM Companies, Inc. (OTC Bulletin Board: MMCO):

We are very disappointed to find that Liquid Audio's management is once again attempting to impede the stockholder meeting process which we have tried for months to set in motion. The lawsuit Liquid Audio management filed yesterday appears to us to be another effort to deny Liquid Audio shareholders a fair chance, finally, to have a voice in the future of their company. We believe that management's motion in court for a preliminary injunction against our solicitation of votes in opposition to management at the September 26 Annual Meeting is without merit, and we will contest it vigorously.

Over the past ten months, Liquid Audio management has rejected out of hand our repeated proposals to acquire ownership of Liquid Audio, our requests to add directors to the Board and our demands for a stockholder meeting. We had to go to Delaware court to force the 2002 Annual Meeting to be scheduled, only to find that after finally scheduling a meeting for July 1, management maneuvered to delay the meeting still further, until September 26.

Now, with the meeting finally approaching, management has turned to other tactics. Their eleventh-hour lawsuit is based principally on Investment Company Act matters we ourselves publicly discussed in our 2001 Annual Report, and they now purport to seek expedited relief from the court with respect to proxy material which we first publicly filed with the SEC in May and last supplemented in a further filing two weeks ago.

Our position is simple -- Liquid Audio's future should be decided by its shareholders on the basis of full and fair disclosure of the matters material to their decision, and the shareholders should be permitted to vote now.